Exhibit 99.1

FOR IMMEDIATE RELEASE	Thursday April 20, 2017
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless otherwise noted.)

CELESTICA ANNOUNCES FIRST QUARTER 2017 FINANCIAL RESULTS

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced financial results for the first quarter ended March 31, 2017.

First Quarter 2017 Highlights

•                  Revenue: $1.47 billion, above the mid-point of our previously provided guidance range of $1.4 to $1.5 billion, increased 9% compared to the first quarter of 2016

•                  Revenue dollars from our Advanced Technology Solutions* end market was relatively flat compared to the first quarter of 2016, and represented 34% of total revenue, compared to 37% of total revenue for the first quarter of 2016

•                  IFRS EPS: $0.16 per share, compared to $0.18 per share for the first quarter of 2016

•                  Adjusted EPS (non-IFRS): $0.29 per share, towards the high end of our previously provided guidance range of $0.24 to $0.30 per share, compared to $0.26 per share for the first quarter of 2016

•                  Operating margin (non-IFRS): 3.6%, above the mid-point of our expectations of 3.5%, compared to 3.3% for the first quarter of 2016

•                  Adjusted ROIC (non-IFRS): 19.8%, compared to 17.4% for the first quarter of 2016

•                  Free cash flow (non-IFRS): $13.5 million, compared to negative $34.8 million for the first quarter of 2016

“Celestica delivered a strong first quarter, with 9% year-over-year revenue growth, and 22% growth in operating earnings**, compared to the first quarter of 2016” said Rob Mionis, Celestica’s President and Chief Executive Officer. “This marks our 6th consecutive quarter of year-over-year growth in revenue and operating earnings and our highest first quarter operating margin** performance in over 15 years as a result of our relentless focus on profitable growth.”

 “I am pleased with our strong start to the year. We are making great progress as we execute our strategy in this dynamic market environment. We are focused on driving long-term profitable growth and increasing value to our customers and shareholders.”

*    Our Advanced Technology Solutions (ATS) end market is comprised of our former Diversified and Consumer end markets (see below).

**  Operating earnings and operating margin are non-IFRS financial measures. See “Non-IFRS Supplementary Information” and Schedule 1 below for a discussion of the definitions and uses of these non-IFRS financial measures, and a reconciliation of such measures to comparable IFRS measures.

First Quarter Summary

	Three months ended March 31
	2016	2017
Revenue (in millions)	$1,353.3	$1,469.9

IFRS net earnings (in millions)(i)	$25.6	$22.8
IFRS EPS(i)	$0.18	$0.16

Non-IFRS adjusted net earnings (in millions) (ii)	$37.6	$42.1
Non-IFRS adjusted EPS (ii)	$0.26	$0.29
Non-IFRS adjusted return on invested capital (adjusted ROIC)(ii)	17.4%	19.8%
Non-IFRS operating margin(ii)	3.3%	3.6%

(i)       International Financial Reporting Standards (IFRS) earnings per share (EPS) for the first quarter of 2017 included an aggregate charge of $0.13 (pre-tax) per share for employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and restructuring charges. This aggregate charge is within the range of between $0.11 to $0.17 per share that we provided on January 26, 2017 for these items (see the tables in Schedule 1 attached hereto for per-item charges).

(ii)    Non-IFRS measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other public companies that use IFRS or other generally accepted accounting principles (GAAP). See “Non-IFRS Supplementary Information” below for information on our rationale for the use of non-IFRS measures, and Schedule 1 for, among other items, non-IFRS measures included in this press release, as well as their definitions, uses, and a reconciliation of non-IFRS to IFRS measures.

Renaming of our End Markets

As part of our recent organizational initiatives, we have aligned our end markets into two customer focused areas: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). ATS consists of our former Diversified and Consumer end markets, and CCS consists of our existing Communications end market and our new Enterprise end market (defined below). Due to the decreasing size of our Consumer end market, we combined it with our previously-reported Diversified end market to form our ATS end market commencing in the first quarter of 2017. As a result, this end market consists of aerospace and defense, industrial, smart energy, healthcare, semiconductor equipment and consumer. Also in the first quarter of 2017, due to the converging technologies of our Storage and Servers end markets, we combined them into a single “Enterprise” end market for reporting purposes. All period percentages herein reflect these changes. We believe these changes further align our organization with our customers and the markets we serve. Although we have regrouped and renamed our end markets to enhance customer focus, we continue to operate in one reportable segment, electronics manufacturing services.

End Markets by Quarter as a Percentage of Total Revenue

	2016					2017
	Q1	Q2	Q3	Q4	FY	Q1
Communications	38%	41%	43%	44%	42%	42%
Advanced Technology Solutions	37%	33%	32%	29%	32%	34%
Enterprise	25%	26%	25%	27%	26%	24%
Revenue (in billions)	$1.35	$1.49	$1.55	$1.62	$6.02	$1.47

Second Quarter 2017 Outlook

For the quarter ending June 30, 2017, we anticipate revenue to be in the range of $1.5 billion to $1.6 billion, non-IFRS operating margin to be 3.7% at the mid-point of our expectations, and non-IFRS adjusted earnings per share to be in the range of $0.29 to $0.35. We expect a negative $0.06 to $0.12 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and restructuring charges. We cannot predict changes in currency exchange rates, the impact of such changes on our operating results, or the degree to which we will be able to manage such impacts.

We do not provide reconciliations for forward-looking non-IFRS financial measures, as we are unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of our control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking IFRS financial measure. For these same reasons, we are unable to address the probable significance of the unavailable information. Forward-looking non-IFRS financial measures provided without the most directly comparable IFRS financial measures may vary materially from the corresponding IFRS financial measures.

First Quarter 2017 Webcast and Annual Shareholders Meeting Webcast

Management will host its first quarter 2017 results conference call today at 8:00 a.m. Eastern Daylight Time. The Company’s Annual Meeting of Shareholders will be held today at 9:30 a.m. Eastern Daylight Time at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario.  Webcasts of each event can be accessed at www.celestica.com.

Non-IFRS Supplementary Information

In addition to disclosing detailed operating results in accordance with IFRS, Celestica provides supplementary non-IFRS measures to consider in evaluating the company’s operating performance. Management uses adjusted net earnings and other non-IFRS measures to assess operating performance and the effective use and allocation of resources; to provide more meaningful period-to-period comparisons of operating results; to enhance investors’ understanding of the core operating results of Celestica’s business; and to set management incentive targets. We believe investors use both IFRS and non-IFRS measures to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations. See Schedule 1 - Supplementary Non-IFRS Measures for, among other items, non-IFRS measures provided herein, non-IFRS definitions, and a reconciliation of non-IFRS to IFRS measures.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges. For further information about Celestica, visit our website at www.celestica.com. Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-looking Statements

This news release contains forward-looking statements, including, without limitation, those related to our future growth; trends in the electronics manufacturing services (EMS) industry; our anticipated financial and/or operational results, including our quarterly revenue, non-IFRS operating margin and earnings guidance; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, restructuring actions and charges, and capital expenditures, including the anticipated timing thereof, and our ability to fund, and the method of funding these costs, capital expenditures and other anticipated working capital requirements; the impact of tax and litigation outcomes; our cash flows, financial targets and priorities; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the timing and extent of the expected recovery of cash advances made to a former solar supplier, and recoveries from the sale of inventory and manufacturing equipment related to our exit from the solar panel manufacturing business; the anticipated termination and settlement of our solar equipment leases; our intention to settle outstanding equity awards with subordinate voting shares; and the potential impact of new accounting standards on our consolidated financial statements. Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, where applicable, and applicable Canadian securities laws.

Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such forward-looking statements, including, among others, risks related to: our customers’ ability to compete and succeed in the marketplace with the services we provide and the products we manufacture; changes in our mix of customers and/or the types of products or services we provide; price and other competitive factors generally affecting, and the highly competitive nature of, the EMS industry; managing our operations and our working capital performance during uncertain market and economic conditions; responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers’ business and outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base and replacing revenue from completed or lost programs, or customer disengagements; customer, competitor and/or supplier consolidation; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of global or local events outside our control, including as a result of Britain’s intention to leave the European Union (Brexit) and/or significant developments stemming from the new administration in the U.S.; retaining or expanding our business due to execution issues relating to the ramping of new or existing programs or new offerings; the incurrence of future impairment charges; recruiting or retaining skilled talent; transitions associated with our Global Business Services (GBS) initiative, our Organizational Design (OD) initiative, and/or other changes to our company’s operating model; current or future litigation, governmental actions and/or changes in legislation; the timing and extent of recoveries from the sale of inventory and manufacturing equipment relating to our exit from the solar panel manufacturing business, and our ability to recover amounts outstanding from a former solar supplier; delays in the delivery and availability of components, services and materials, including from suppliers upon which we are dependent for certain components; non-performance by counterparties; our financial exposure to foreign currency volatility, including fluctuations that may result from Brexit and/or the new administration in the U.S.; our dependence on industries affected by rapid technological change; the variability of revenue and operating results; managing our global operations and supply chain; increasing income taxes, tax audits, and challenges of defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits; completing restructuring actions, including achieving the anticipated benefits therefrom, and integrating any acquisitions; defects or deficiencies in our products, services or designs; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any failure to adequately protect our intellectual property or the intellectual property of others; compliance with applicable laws, regulations and social responsibility initiatives; any U.S. government shutdown; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; the potential that conditions to closing the sale of our real property in Toronto and related transactions (collectively, the “Toronto Real Property Transactions”) may not be satisfied on a timely basis or at all; and if the Toronto Real Property Transactions are completed, our ability to secure on commercially acceptable terms an alternate site for our existing Toronto manufacturing operations, and the costs, timing and/or execution of such relocation proving to be other than anticipated. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in our MD&A, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission, and as applicable, the Canadian Securities Administrators.

Our revenue, earnings and other financial guidance, as contained in this press release, is based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: production schedules from our customers, which generally range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; the pace of change in our traditional end markets and our ability to retain programs and customers; the stability of general economic and market conditions, currency exchange rates, and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; the costs and availability of components, materials, services, plant and capital equipment, labor, energy and transportation; operational and financial matters including the extent, timing and costs of replacing revenue from completed or lost programs, or customer disengagements; technological developments; the timing and extent of recoveries from the sale of inventory and manufacturing equipment related to our exit from the solar panel manufacturing business and our ability to recover amounts outstanding from a former solar supplier; the timing, execution and effect of restructuring actions; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; and our ability to diversify our customer base and develop new capabilities. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contacts:

Celestica Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com

Schedule 1

Supplementary Non-IFRS Measures

Our non-IFRS measures herein include adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted selling, general and administrative expenses (SG&A), adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (adjusted EBIAT as a percentage of revenue), adjusted net earnings, adjusted earnings per share, adjusted return on invested capital (adjusted ROIC), free cash flow and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, free cash flow and adjusted effective tax rate are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, where applicable: employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries, the write-down of goodwill, intangible assets and property, plant and equipment, all net of associated tax adjustments, and deferred tax write-offs or recoveries associated with restructuring actions or restructured sites.

We believe the non-IFRS measures we present herein are useful, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results) and provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted effective tax rate provides improved insight into the tax effects of our ongoing business operations, and is useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of the ongoing operation of our business.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other public companies that use IFRS, or who report under U.S. GAAP and use non-U.S. GAAP measures to describe similar operating metrics. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on the company. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of the company’s performance, and reconciling non-IFRS results back to IFRS results.

The economic substance of these exclusions and management’s rationale for excluding them from non-IFRS financial measures is provided below:

Employee stock-based compensation expense, which represents the estimated fair value of stock options, restricted share units and performance share units granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee stock-based compensation expense in assessing operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do, including those competitors who report under U.S. GAAP and use non-U.S. GAAP measures to present similar metrics.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.

Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, reductions in infrastructure, and acquisition-related transaction costs. We exclude restructuring and other charges, net of recoveries, because we believe that they are not directly related to ongoing core operating results and do not reflect expected future operating expenses after completion of these activities.  We believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these charges, net of recoveries, in assessing operating performance.

Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their recoverable amount. Our competitors may record impairment charges at different times, and we believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Deferred tax write-offs or recoveries associated with restructuring actions or restructured sites are excluded, as we believe that these write-offs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of IFRS to non-IFRS measures (in millions, except percentages and per share amounts):

	Three months ended March 31
	2016		2017
		% of revenue		% of revenue
IFRS revenue	$1,353.3		$1,469.9

IFRS gross profit	$92.8	6.9%	$102.9	7.0%
Employee stock-based compensation expense	4.5		5.1
Non-IFRS adjusted gross profit	$97.3	7.2%	$108.0	7.3%

IFRS SG&A	$52.0	3.8%	$53.7	3.7%
Employee stock-based compensation expense	(4.9)		(5.9)
Non-IFRS adjusted SG&A	$47.1	3.5%	$47.8	3.3%

IFRS earnings before income taxes	$29.2	2.2%	$30.9	2.1%
Finance costs	2.2		2.6
Employee stock-based compensation expense	9.4		11.0
Amortization of intangible assets (excluding computer software)	1.5		1.5
Net restructuring, impairment and other charges	1.7		7.6
Non-IFRS operating earnings (adjusted EBIAT) (1)	$44.0	3.3%	$53.6	3.6%

IFRS net earnings	$25.6	1.9%	$22.8	1.6%
Employee stock-based compensation expense	9.4		11.0
Amortization of intangible assets (excluding computer software)	1.5		1.5
Net restructuring, impairment and other charges	1.7		7.6
Adjustments for taxes (2)	(0.6)		(0.8)
Non-IFRS adjusted net earnings	$37.6		$42.1

Diluted EPS
Weighted average # of shares (in millions)	145.2		144.0
IFRS earnings per share	$0.18		$0.16
Non-IFRS adjusted earnings per share	$0.26		$0.29
# of shares outstanding at period end (in millions)	143.3		143.2

IFRS cash provided by (used in) operations	$(18.3)		$35.6
Purchase of property, plant and equipment, net of sales proceeds	(15.9)		(24.9)
Finance lease payments	(1.3)		(1.5)
Repayments from solar supplier	3.0		6.8
Finance costs paid	(2.3)		(2.5)
Non-IFRS free cash flow (3)	$(34.8)		$13.5

IFRS ROIC % (4)	11.6%		11.4%
Non-IFRS adjusted ROIC % (4)	17.4%		19.8%

(1)          Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess our operational performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facility, our accounts receivable sales program and a customer’s supplier financing program), amortization of intangible assets (excluding computer software) and income taxes. Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges, including acquisition-related transaction costs (net of recoveries), impairment charges, and refund interest income with respect to amounts previously held on account with Canadian tax authorities.

(2)         The adjustments for taxes, as applicable, represent the tax effects on our non-IFRS adjustments.

Our effective tax rate for the first quarter of 2017 was 26%. After excluding the tax effects of employee stock-based compensation expense of $11.0 million, amortization of intangible assets (excluding computer software) of $1.5 million, net restructuring, impairment and other charges of $7.6 million, and other tax recoveries related to restructured sites of $0.2 million, our non-IFRS adjusted effective tax rate for the first quarter of 2017 was 17%. Our effective tax rate for the first quarter of 2016 was 12%. After excluding the tax effects of employee stock-based compensation expense of $9.4 million, amortization of intangible assets (excluding computer software) of $1.5 million, and net restructuring, impairment and other charges of $1.7 million, our non-IFRS adjusted effective tax rate for the first quarter of 2016 was 10%.

(3)         Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash flow provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), finance lease payments, repayments from a former solar supplier, and finance costs paid. In periods when it is relevant (third quarter of 2015), non-IFRS free cash flow also includes deposits received on the anticipated sale of real property (see note 18 to our 2016 annual audited consolidated financial statements). Note that non-IFRS free cash flow, however, does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)         Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS adjusted ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter. A comparable measure under IFRS would be determined by dividing IFRS earnings before income taxes by net invested capital (which we have set forth in the charts above and below), however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS.

The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %):

	Three months ended March 31
	2016	2017
IFRS earnings before income taxes	$29.2	$30.9
Multiplier to annualize earnings	4	4
Annualized IFRS earnings before income taxes	$116.8	$123.6

Average net invested capital for the period	$1,009.5	$1,083.3

IFRS ROIC % (1)	11.6%	11.4%

	Three months ended March 31
	2016	2017
Non-IFRS operating earnings (adjusted EBIAT)	$44.0	$53.6
Multiplier to annualize earnings	4	4
Annualized non-IFRS adjusted EBIAT	$176.0	$214.4

Average net invested capital for the period	$1,009.5	$1,083.3

Non-IFRS adjusted ROIC % (1)	17.4%	19.8%

	December 31 2016	March 31 2017
Net invested capital consists of:
Total assets	$2,822.3	$2,814.6
Less: cash	557.2	558.0
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,189.7	1,165.5
Net invested capital at period end (1)	$1,075.4	$1,091.1

	December 31 2015	March 31 2016
Net invested capital consists of:
Total assets	$2,612.0	$2,621.9
Less: cash	545.3	511.5
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,104.3	1,053.8
Net invested capital at period end (1)	$962.4	$1,056.6

(1)         See footnote 4 of the previous table.

GUIDANCE SUMMARY	Q1 2017 Guidance	Q1 2017 Actual	Q2 2017 Guidance (1)
IFRS revenue (in billions)	$1.4 to $1.5	$1.47	$1.5 to $1.6
Non-IFRS operating margin	3.5% at the mid-point of expectations	3.6%	3.7% at the mid-point of expectations
Non-IFRS adjusted EPS	$0.24 to $0.30	$0.29	$0.29 to $0.35

(1) For the second quarter of 2017, we anticipate a negative $0.06 to $0.12 per share (pre-tax) aggregate impact on net earnings on an IFRS basis for employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and restructuring charges. We cannot predict changes in currency exchange rates, the impact of such changes on our operating results, or the degree to which we will be able to manage such impacts.

CELESTICA INC.

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions of U.S. dollars)

(unaudited)

	December 31 2016	March 31 2017
Assets
Current assets:
Cash and cash equivalents	$557.2	$558.0
Accounts receivable (note 5)	790.5	725.3
Inventories (note 6)	890.6	956.1
Income taxes receivable	5.4	0.8
Assets classified as held-for-sale (note 7)	28.9	33.8
Other current assets (note 4)	73.9	82.4
Total current assets	2,346.5	2,356.4

Property, plant and equipment	302.7	301.7
Goodwill	23.2	23.2
Intangible assets	25.5	25.2
Deferred income taxes	36.4	36.3
Other non-current assets (note 8)	88.0	71.8
Total assets	$2,822.3	$2,814.6

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and finance lease obligations (notes 4 & 9)	$56.0	$41.0
Accounts payable	876.9	892.3
Accrued and other current liabilities	261.7	210.9
Income taxes payable	32.4	37.4
Current portion of provisions	18.7	24.9
Total current liabilities	1,245.7	1,206.5

Long-term portion of borrowings under credit facility and finance lease obligations (notes 4 & 9)	188.7	186.3
Pension and non-pension post-employment benefit obligations	86.0	88.3
Provisions and other non-current liabilities	28.3	30.6
Deferred income taxes	34.8	29.2
Total liabilities	1,583.5	1,540.9

Equity:
Capital stock (note 10)	2,048.2	2,073.0
Treasury stock (note 10)	(15.3)	(4.9)
Contributed surplus	862.6	847.4
Deficit	(1,632.0)	(1,626.2)
Accumulated other comprehensive loss	(24.7)	(15.6)
Total equity	1,238.8	1,273.7
Total liabilities and equity	$2,822.3	$2,814.6

Contingencies (note 14)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended March 31
	2016	2017
Revenue	$1,353.3	$1,469.9
Cost of sales (note 6)	1,260.5	1,367.0
Gross profit	92.8	102.9
Selling, general and administrative expenses (SG&A)	52.0	53.7
Research and development	5.4	5.8
Amortization of intangible assets	2.3	2.3
Other charges (note 11)	1.7	7.6
Earnings from operations	31.4	33.5
Finance costs	2.2	2.6
Earnings before income taxes	29.2	30.9
Income tax expense (recovery) (note 12):
Current	9.0	14.2
Deferred	(5.4)	(6.1)
	3.6	8.1
Net earnings for the period	$25.6	$22.8

Basic earnings per share	$0.18	$0.16

Diluted earnings per share	$0.18	$0.16

Shares used in computing per share amounts (in millions):
Basic	143.5	142.1
Diluted	145.2	144.0

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions of U.S. dollars)

(unaudited)

	Three months ended March 31
	2016	2017
Net earnings for the period	$25.6	$22.8
Other comprehensive income, net of tax:
Items that will not be reclassified to net earnings:
Loss on pension plan assets (note 8)	—	(17.0)
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	0.8	0.8
Changes from derivatives designated as hedges	23.4	8.3
Total comprehensive income for the period	$49.8	$14.9

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in millions of U.S. dollars)

(unaudited)

	Capital stock (note 10)	Treasury stock (note 10)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance — January 1, 2016	$2,093.9	$(31.4)	$846.7	$(1,785.4)	$(32.8)	$1,091.0
Capital transactions (note 10):
Issuance of capital stock	2.5	—	(1.0)	—	—	1.5
Repurchase of capital stock for cancellation (b)	(6.5)	—	(27.8)	—	—	(34.3)
Stock-based compensation and other	—	27.0	(17.1)	—	—	9.9
Total comprehensive income:
Net earnings for the period	—	—	—	25.6	—	25.6
Other comprehensive income, net of tax:
Currency translation differences for foreign operations	—	—	—	—	0.8	0.8
Changes from derivatives designated as hedges	—	—	—	—	23.4	23.4
Balance — March 31, 2016	$2,089.9	$(4.4)	$800.8	$(1,759.8)	$(8.6)	$1,117.9

Balance — January 1, 2017	$2,048.2	$(15.3)	$862.6	$(1,632.0)	$(24.7)	$1,238.8
Capital transactions (note 10):
Issuance of capital stock	24.8	—	(15.0)	—	—	9.8
Purchase of treasury stock for stock-based plans	—	(1.3)	—	—	—	(1.3)
Stock-based compensation and other	—	11.7	(0.2)	—	—	11.5
Total comprehensive income:
Net earnings for the period	—	—	—	22.8	—	22.8
Other comprehensive income (loss), net of tax:
Loss on pension plan assets (note 8)	—	—	—	(17.0)	—	(17.0)
Currency translation differences for foreign operations	—	—	—	—	0.8	0.8
Changes from derivatives designated as hedges	—	—	—	—	8.3	8.3
Balance — March 31, 2017	$2,073.0	$(4.9)	$847.4	$(1,626.2)	$(15.6)	$1,273.7

(a)  Accumulated other comprehensive loss is net of tax.

(b)  Includes $30.0 prepayment under a program share repurchase.  See note 10.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended March 31
	2016	2017
Cash provided by (used in):
Operating activities:
Net earnings for the period	$25.6	$22.8
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization	17.8	18.4
Equity-settled stock-based compensation	9.4	11.0
Finance costs	2.2	2.6
Income tax expense	3.6	8.1
Other	(7.3)	(3.5)
Changes in non-cash working capital items:
Accounts receivable	26.6	65.2
Inventories	(61.3)	(65.5)
Other current assets	4.9	(8.4)
Accounts payable, accrued and other current liabilities and provisions	(31.2)	(10.1)
Non-cash working capital changes	(61.0)	(18.8)
Net income taxes paid	(8.6)	(5.0)
Net cash provided by (used in) operating activities	(18.3)	35.6

Investing activities:
Purchase of computer software and property, plant and equipment(a)	(16.1)	(25.5)
Proceeds from sale of assets	0.2	0.6
Repayments from solar supplier (note 4)	3.0	6.8
Net cash used in investing activities	(12.9)	(18.1)

Financing activities:
Borrowings under credit facility (note 9)	40.0	—
Repayments under credit facility (note 9)	(6.2)	(21.2)
Finance lease payments (note 9)	(1.3)	(1.5)
Issuance of capital stock (note 10)	1.5	9.8
Repurchase of capital stock for cancellation (note 10)	(34.3)	—
Purchase of treasury stock for stock-based plans (note 10)	—	(1.3)
Finance costs paid	(2.3)	(2.5)
Net cash used in financing activities	(2.6)	(16.7)

Net increase (decrease) in cash and cash equivalents	(33.8)	0.8
Cash and cash equivalents, beginning of period	545.3	557.2
Cash and cash equivalents, end of period	$511.5	$558.0

(a) Additional equipment of $5.0 was acquired through a finance lease in the first quarter of  2017 (first quarter of 2016 - nil).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

1.                                      REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located at 844 Don Mills Road, Toronto, Ontario, M3C 1V7.  Celestica’s subordinate voting shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

Celestica delivers innovative supply chain solutions globally to customers in the following end markets: Communications (comprised of enterprise communications and telecommunications), Advanced Technology Solutions (comprised of our former Diversified and Consumer end markets, and consisting of aerospace and defense, industrial, healthcare, smart energy, semiconductor equipment, and consumer), and Enterprise (comprised of servers and storage). Our product lifecycle offerings include a range of services to our customers including design and development, engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

2.                                      BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS). These unaudited interim condensed consolidated financial statements should be read in conjunction with our 2016 annual audited consolidated financial statements and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at March 31, 2017 and our financial performance, comprehensive income and cash flows for the three months ended March 31, 2017. These unaudited interim condensed consolidated financial statements are presented in U.S. dollars, which is also our functional currency.  Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

These unaudited interim condensed consolidated financial statements were authorized for issuance by our board of directors on April 19, 2017.

Use of estimates and judgments:

These unaudited interim condensed consolidated financial statements are based upon estimates consistent with those used and described in note 2 of our 2016 annual audited consolidated financial statements. There have been no material changes to our significant accounting estimates and assumptions or the judgments affecting the application of such estimates and assumptions during the first quarter of 2017 from those described in the notes to our 2016 annual audited consolidated financial statements.

Accounting policies:

These unaudited interim condensed consolidated financial statements are based upon accounting policies consistent with those used and described in note 2 of our 2016 annual audited consolidated financial statements.

Recently issued accounting pronouncements:

IFRS 15, Revenue from Contracts with Customers:

In May 2014, the IASB issued this standard, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. The new standard is effective January 1, 2018, and allows for early adoption. We have elected to adopt this standard in our consolidated financial statements for the year ending December 31, 2018 using the retrospective approach. Under this approach, we will restate each comparative reporting period presented and recognize the transitional adjustments through equity at the start of the first comparative reporting period presented (January 1, 2016). We have determined that the new standard will change the timing of revenue recognition for a significant portion of our

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

business.  Under the new standard, revenue for certain customer contracts will be recognized earlier than under the current recognition rules (which is generally upon delivery). We believe the adoption of the new standard could materially impact our consolidated financial statements. However, the extent of the financial impacts cannot be reasonably estimated until we complete our detailed analysis during the remainder of 2017.

IFRS 9, Financial Instruments:

In July 2014, the IASB issued a final version of this standard, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company’s risk management activities. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

IFRS 16, Leases:

In January 2016, the IASB issued this standard, which brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted. We do not intend to adopt this standard early and are currently evaluating the anticipated impact of adopting this standard on our consolidated financial statements.

3.                                      SEGMENT AND CUSTOMER REPORTING

End markets:

The following table indicates revenue by end market as a percentage of total revenue for the periods indicated.

	Three months ended March 31
	2016	2017
Communications	38%	42%
Advanced Technology Solutions (ATS)	37%	34%
Enterprise	25%	24%

For reporting purposes, commencing in the first quarter of 2017, we combined our previously-reported Diversified and Consumer end markets to form our ATS end market, and combined our servers and storage end markets into a single “Enterprise” end market.  All period percentages herein reflect these changes.

Customers:

For the first quarter of 2017, we had two customers that individually represented more than 10% of total revenue (first quarter of 2016 — two customers).

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across some of the end markets we serve. However, numerous factors affecting our period-to-period results make it difficult to isolate the impact of seasonality and other external factors on our business. In the past, revenue from our storage business has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this business in the fourth quarter. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

4.                                      SOLAR INVESTMENTS

During the fourth quarter of 2016, we made a decision to exit the solar panel manufacturing business, and terminated (prior to its scheduled expiration) a supply agreement pursuant to which we had previously made certain cash advances to an Asia-based solar cell supplier. Under this agreement, we also manufactured and sold completed solar panels to them as a customer. The advances which remain unpaid are anticipated to be repaid through quarterly repayment installments during 2017.  As of March 31, 2017, advances of $5.7 remain recoverable from this solar supplier, which we have recorded as other current assets on our consolidated balance sheet. As of March 31, 2017, we also had $9.0 in accounts receivable due from this solar supplier.  We completed production of the final solar panels in the first quarter of 2017, and are actively engaged in the disposition of the manufacturing equipment and any remaining solar panel inventory. As of March 31, 2017, we have $12.8 of remaining solar panel inventory, and $6.4 of solar panel manufacturing equipment available for sale. See note 7. A substantial portion of our solar panel manufacturing equipment is subject to finance lease agreements.  As of March 31, 2017, our remaining lease obligations for this solar equipment totaled $14.3, which we have recorded as current liabilities on our consolidated balance sheet as we intend to terminate and settle these leases in 2017. See note 9.

5.                                      ACCOUNTS RECEIVABLE

We have an agreement to sell accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. Based upon a review of our requirements under this agreement, we amended the agreement on March 23, 2017 to reduce its overall capacity from $250.0 to $200.0. The other provisions of the agreement remained unchanged. At March 31, 2017, $50.0 of accounts receivable were sold under this facility (December 31, 2016 — $50.0).

At March 31, 2017, we also sold $44.5 of accounts receivable under a customer’s supplier financing program (December 31, 2016 — $51.4), pursuant to which participating suppliers may sell accounts receivable from such customer to a third party bank on an uncommitted basis in order to receive earlier payment. We utilized this program to substantially offset the effect of extended payment terms required by such customer on our working capital for the period.

The accounts receivable sold under both of these arrangements are de-recognized from our accounts receivable balance and removed from our consolidated balance sheet, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the accounts receivable to the banks. We pay interest which we record in finance costs in our consolidated statement of operations.

6.                                      INVENTORIES

We record our inventory provisions, net of valuation recoveries in cost of sales. We recorded net inventory provisions of $2.3 for the first quarter of 2017 (first quarter of 2016 — net inventory provisions of $0.6). We regularly review our estimates and assumptions used to value our inventory through analysis of historical performance.

7.                                      ASSETS CLASSIFIED AS HELD-FOR-SALE

As a result of previously announced restructuring actions, we have reclassified certain assets as held for sale. These assets, including the remaining solar panel manufacturing equipment we reclassified as held for sale during the first quarter of 2017, were reclassified at the lower of their carrying value and estimated fair value less costs to sell. We have programs underway to sell these assets. At March 31, 2017, we had $33.8 (December 31, 2016 — $28.9) of assets classified as held for sale, which consisted primarily of land and buildings in Europe and North America and $6.4 of solar panel manufacturing equipment in Asia and North America.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

8.                                      PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS

We provide pension and non-pension post-employment defined benefit plans for our employees. Such plans include defined benefit pension plans for our employees in the United Kingdom (U.K.) that generally provide them with stated benefits on retirement based on their pensionable service, either in annuities and/or lump sum payments. The U.K. defined benefit pension plans are comprised of a Main pension plan and a Supplemental pension plan, both of which are closed to new members. The Main pension plan is our largest defined benefit pension plan. The Supplemental pension plan does not have any active members.

In March 2017, the Trustees of the U.K. Main pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants in the Main plan who have retired.  The cost of the annuity was £123.7 million (approximately $154.3 at the exchange rate at the time of recording) and was funded with existing plan assets. Although we retain ultimate responsibility for the payment of benefits to plan participants, the annuity substantially hedges the financial risk component of the associated pension obligations for such retired participants. The purchase of the annuity resulted in a non-cash loss of $17.0 which we recorded in other comprehensive income and simultaneously re-classified to deficit during the first quarter of 2017.  We also reduced the value of our pension assets by $17.0 which is recorded in other non-current assets on our consolidated balance sheet.

9.                                      CREDIT FACILITIES AND LONG-TERM DEBT

Our credit facility consists of a $250.0 term loan (Term Loan) and a $300.0 revolving credit facility (Revolving Facility), each maturing in May 2020. See note 12 of our 2016 annual audited consolidated financial statements for further details regarding the terms of our credit facility.

During the first quarter of 2016, we borrowed $40.0 under the Revolving Facility to fund the repurchase of shares under a normal course issuer bid (NCIB). During the first quarter of 2017, we made a scheduled quarterly principal repayment of $6.25 under the Term Loan (first quarter of 2016 — $6.25), and a $15.0 repayment under the Revolving Facility (first quarter of 2016 — no repayments).

The following table sets forth our borrowings under the Revolving Facility and Term Loan, and our finance lease obligations as of the period-ends indicated:

	December 31 2016	March 31 2017
Borrowings under the Revolving Facility	$15.0	$—
Term Loan	212.5	206.3
Total borrowings under credit facility	227.5	206.3
Less: unamortized debt issuance costs	(1.2)	(1.1)
Finance lease obligations (1)	18.4	22.1
	$244.7	$227.3
Comprised of:
Current portion of borrowings under credit facility and finance lease obligations (1)	$56.0	$41.0
Long-term portion of borrowings under credit facility and finance lease obligations	188.7	186.3
	$244.7	$227.3

(1) At March 31, 2017, $14.3 (December 31, 2016 — $15.3) of our finance lease obligations relate to manufacturing equipment for our solar panel business. As a result of our decision in 2016 to exit this business, we intend to terminate and settle these lease obligations in 2017 and have recorded all remaining payments thereunder as current liabilities on our consolidated balance sheet commencing December 31, 2016.  See note 4.

The Term Loan requires quarterly principal repayments of $6.25, and a lump sum repayment of the remainder outstanding at maturity. Prepayments under our credit facility are required under specified circumstances. See note 12 of our 2016 annual audited consolidated financial statements.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

At March 31, 2017, we were in compliance with all restrictive and financial covenants under our credit facility. Commitment fees paid in the first quarter of 2017 were $0.4 (first quarter of 2016 — $0.3). At March 31, 2017, we had $22.2 (December 31, 2016 — $25.8) outstanding in letters of credit under this facility.

We also have a total of $73.5 (December 31, 2016 — $70.0) in uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at March 31, 2017 or December 31, 2016.

10.                               CAPITAL STOCK

Share repurchase plans:

We have repurchased subordinate voting shares in the open market and otherwise for cancellation in recent years pursuant to NCIBs and substantial issuer bids, which allow us to repurchase a limited number of subordinate voting shares during a specified period. The maximum number of subordinate voting shares we are permitted to repurchase for cancellation under each NCIB is reduced by the number of subordinate voting shares purchased in the open market under such NCIB to satisfy our obligations under our stock-based compensation plans. In February 2016, we launched an NCIB (2016 NCIB), which allowed us to repurchase, at our discretion, up to approximately 10.5 million subordinate voting shares in the open market. During the first quarter and full year 2016, we paid $34.3 (including transaction fees) to repurchase and cancel 3.2 million subordinate voting shares under the 2016 NCIB at a weighted average price of $10.69 per share, including 2.8 million subordinate voting shares repurchased under a $30.0 program share repurchase (PSR) we funded in March 2016 at a weighted average price of $10.69 per share. The 2016 NCIB expired in February 2017. We did not repurchase any shares for cancellation during the first quarter of 2017. Prior to its expiry, we repurchased an aggregate of 1.6 million subordinate voting shares under the 2016 NCIB to satisfy obligations under our stock-based compensation plans (see below).

Stock-based compensation:

We grant share unit awards to employees under our stock-based compensation plans. From time-to-time, we pay cash for the purchase by a broker of subordinate voting shares in the open market to satisfy the delivery of shares upon vesting of such awards. For accounting purposes, we classify these shares as treasury stock until they are delivered pursuant to the stock-based compensation plans. During 2016, we paid $18.2 (including transaction fees) for a broker’s purchase of 1.6 million subordinate voting shares in the open market (under the 2016 NCIB) for awards under our stock-based compensation plans. During the first quarter of 2017, we paid $1.3 (including transaction fees) for a broker’s purchase of 0.09 million subordinate voting shares in the open market for awards under our stock-based compensation plans.  At March 31, 2017, the broker held 0.4 million subordinate voting shares with a value of $4.9 (December 31, 2016 — 1.4 million subordinate voting shares with a value of $15.3).

The following table outlines the activities for stock-based awards granted to employees (activities for deferred share units (DSUs) issued to directors are excluded) for the three months ended March 31, 2017:

Number of awards (in millions)	Options	RSUs (i)	PSUs (i)

Outstanding at December 31, 2016	2.1	3.8	6.1
Granted (i)	—	1.4	1.8
Exercised or settled (ii)	(1.2)	(1.3)	(0.8)
Forfeited and canceled	—	—	(1.3)
Outstanding at March 31, 2017	0.9	3.9	5.8

Weighted-average grant date fair value of options and share units granted	$—	$13.66	$17.18

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

(i)                                     During the first quarter of 2017, we granted 1.4 million (first quarter of 2016 — 2.0 million) restricted share units (RSUs), which vest one-third per year over a three-year period. The cost we record for RSUs is based on the market value of our subordinate voting shares at the time of grant. During the first quarter of 2017, we granted 1.8 million (first quarter of 2016 — 2.5 million) performance share units (PSUs), of which 60% vest based on achievement of a market performance condition tied to Total Shareholder Return (TSR), and the balance vest based on a non-market performance condition based on pre-determined financial targets. See note 2(n) of our 2016 annual audited consolidated financial statements for a description of TSR. We estimated the grant date fair value of the TSR-based PSUs using a Monte Carlo simulation model and a premium of 143% (2016 grant — premium of 109%). The grant date fair value of the non TSR-based PSUs is determined by the market value of our subordinate voting shares at the time of grant and may be adjusted in subsequent periods to reflect a change in the estimated level of achievement related to the applicable performance condition. The number of PSUs that will actually vest will vary from 0 to the amount set forth in the table above as outstanding at March 31, 2017 (representing the maximum potential payout) depending on the level of achievement of the relevant performance obligation. We amortize the cost of our awards to compensation expense in our consolidated statement of operations, with a corresponding charge to contributed surplus in our consolidated balance sheet, over the vesting period. We expect to settle these awards with subordinate voting shares purchased in the open market by a broker or issued from treasury.

(ii)                                  During the first quarter of 2017, we received cash proceeds of $9.8 (first quarter of 2016 — $1.5) relating to the exercise of vested employee stock options.

At March 31, 2017, 1.5 million (December 31, 2016 — 1.5 million) DSUs were outstanding.

For the first quarter of 2017, we recorded aggregate employee stock-based compensation expense (excluding DSU expense) through cost of sales and SG&A of $11.0 (first quarter of 2016 — $9.4), and DSU expense (recorded through SG&A) of $0.6 (first quarter of 2016 — $0.5). Employee stock-based compensation expense varies from period-to-period.

11.                               OTHER CHARGES

	Three months ended March 31
	2016	2017
Restructuring (a)	$2.0	$5.8
Other (b)	(0.3)	1.8
	$1.7	$7.6

(a)                                 Restructuring:

We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. In connection therewith, we recorded restructuring charges of $5.8 during the first quarter of 2017 consisting of employee termination costs resulting from the implementation of our Organizational Design and Global Business Services initiatives.  Our restructuring provision at March 31, 2017 was $6.9 (December 31, 2016 — $6.6).  We recorded restructuring charges of $2.0 during the first quarter of 2016 for employee termination costs.

During the fourth quarter of 2016, we made a decision to exit the solar panel manufacturing business, and recorded restructuring charges during that period related to, among other items, the closure of our two solar panel manufacturing locations.  We completed the production of the final solar panels during the first quarter of 2017, and are actively engaged in the disposition of our solar panel manufacturing equipment and any remaining inventory, and the recovery of amounts owed by customers and a former solar supplier (see note 4).  We reclassified our remaining solar panel manufacturing equipment as assets held for sale during the first quarter of 2017.  See note 7.

(b)                                 Other:

During the first quarter of 2017, we recorded $0.6 in integration and transaction costs related to an acquisition we completed in the fourth quarter of 2016, as well as costs related to a prior legal matter.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

12.                               INCOME TAXES

Our effective income tax rate can vary significantly from quarter-to-quarter for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which tax losses and deductible temporary differences could be utilized.  Our effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.

We are subject to tax audits of historical information by tax authorities in various jurisdictions, which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. If any of these tax authorities are successful with their challenges, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

As a result of the resolution of certain previously disputed tax matters, we received $6 million Canadian dollars (approximately $4 at settlement date exchange rates) in January 2017, representing the return of all remaining deposits and related refund interest with respect to such matters. See note 24 to our 2016 annual audited consolidated financial statements.

The successful pursuit of assertions made by any taxing authority could result in our owing significant amounts of tax, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse tax ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts accrued.

13.                               FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, accounts receivable, outstanding cash advances receivable and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities and provisions, the Term Loan, borrowings under the Revolving Facility, and derivatives. There have been no significant changes to the classification or to the source of the inputs used to measure our financial assets or liabilities since December 31, 2016.

Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We enter into foreign exchange forward contracts to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. Our major currency exposures at March 31, 2017 are summarized in U.S. dollar equivalents in the following table.  In the table below, in addition to our financial instruments, we have included certain monetary assets and liabilities, including pension and non-pension post-employment benefits and income taxes that were denominated in non-functional currencies, in order to better reflect our currency exposures. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at March 31, 2017.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

	Canadian dollar	British pound sterling	Euro	Thai baht	Chinese renminbi
Cash and cash equivalents	$19.0	$0.1	$3.7	$2.6	$14.7
Accounts receivable	0.4	—	31.1	1.7	15.7
Pension and non-pension post-employment assets	—	51.9	—	—	—
Income taxes and value-added taxes receivable	19.0	0.1	20.3	1.1	15.7
Other financial assets	4.0	—	2.8	0.2	0.4
Pension and non-pension post-employment liabilities	(69.1)	—	(0.3)	(12.6)	(1.0)
Income taxes payable	—	—	(1.2)	(4.4)	(0.5)
Accounts payable and certain accrued and other liabilities and provisions	(39.4)	(0.7)	(25.7)	(14.2)	(31.1)
Net financial assets (liabilities)	$(66.1)	$51.4	$30.7	$(25.6)	$13.9

We enter into foreign exchange forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures. At March 31, 2017, we had foreign exchange forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars	Maximum period in months	Fair value gain (loss)
Canadian dollar	$221.8	$0.76	13	$(0.8)
Thai baht	78.8	0.03	12	1.8
Malaysian ringgit	47.9	0.23	12	(1.2)
Mexican peso	22.7	0.05	12	1.4
British pound	55.1	1.24	4	(1.2)
Chinese renminbi	72.3	0.15	12	(0.7)
Euro	38.8	1.07	12	(0.4)
Romanian leu	22.3	0.24	12	(0.5)
Singapore dollar	20.6	0.71	12	0.1
Other	5.5			—
Total	$585.8			$(1.5)

At March 31, 2017, the fair value of our outstanding contracts was a net unrealized loss of $1.5 (December 31, 2016 — net unrealized loss of $9.6). At March 31, 2017, we recorded $6.0 of derivative assets in other current assets, and $7.5 of derivative liabilities in accrued and other current, and other non-current, liabilities (December 31, 2016 — $5.9 of derivative assets in other current assets and $15.5 of derivative liabilities in accrued and other current, and other non-current liabilities). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward contracts were entered into and the valuation date at period end.

CELESTICA INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except percentages and per share amounts)

(unaudited)

14.                               CONTINGENCIES

Litigation

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material impact on our financial performance, financial position or liquidity.

In 2007, securities class action proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. The proceedings were finally dismissed on January 16, 2017 with no payments by the defendants.